UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
SEC FILE NUMBER 001-35064
NOTIFICATION OF LATE FILING

(Check one):	CUSIP NUMBER 452834 10 4

☒  Form 10-K     ☐  Form 20-F     ☐  Form 11-K

☐  Form 10-Q    ☐  Form 10-D     ☐  Form N-SAR     ☐  Form N-CSR

For Period Ended: December 31, 2011

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IMPERIAL HOLDINGS, INC.

Full Name of Registrant

Former Name if Applicable

701 Park of Commerce Boulevard, Suite 301

Address of Principal Executive Office (Street and Number)

Boca Raton, FL 33487

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Imperial Holdings, Inc. (the “Company”) is unable to file its annual report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”) within the prescribed time period due to the circumstances described below.

As previously disclosed by the Company in its current report on Form 8-K, filed on January 9, 2012, the U.S. Attorney’s Office for the District of New Hampshire is investigating the Company and certain of the Company’s employees relating to allegations that the Company or employees in its premium finance unit played a role, whether directly or indirectly, in making misrepresentations to life insurance carriers in connection with applications for life insurance policies. In addition, as previously disclosed in the Company’s current report on Form 8-K, filed on February 21, 2012, the staff of the Division of Enforcement of the Securities and Exchange Commission is conducting an investigation to determine whether any violations of federal securities laws have occurred.

A special committee of the Company’s board of directors has been formed and is conducting an internal investigation of matters relating to these investigations.

Currently, the Company is unable to establish the fair value of premium finance loans on its balance sheet and of certain policies in the Company’s portfolio that have a nexus to the Company’s premium finance unit. Based on preliminary, unaudited information currently available, as of December 31, 2011, the Company expects to report that (i) receivables for premium finance loans without lender protection insurance on the Company’s balance sheet were collateralized by 47 life insurance policies with an aggregate death benefit of approximately $242.9 million and (ii) the Company’s portfolio of life insurance policies consisted of 190 policies with an aggregate death benefit of approximately $935.5 million. Of the policies in the Company’s portfolio, the Company expects to report that 125 policies, with an aggregate death benefit of approximately $600.8 million, have a nexus to the Company’s premium finance unit.

Until the Company is able to establish the fair value of these loans and policies and resolve other related issues as part of the ongoing internal investigation, the Company expects that it will be unable to complete financial statements for the year ended December 31, 2011.

The Company is currently unable to predict when it will be in a position to file the Form 10-K but intends to file the Form 10-K as soon as practicable.

The Company will reschedule its annual meeting, which had been set for May 17, 2012, pending filing of the Form 10-K.

Management is continuing to assess the effect of these matters on the Company’s internal control over financial reporting and its disclosure controls and procedures. Management will report its conclusion on internal control over financial reporting and disclosure controls and procedures upon completion of the preparation and audit of the Company’s financial statements for the year ended December 31, 2011.

On March 14, 2012, Opportunity Partners, L.P., served the Company with a complaint in the Circuit Court of the 15th Judicial Circuit in and for Palm Beach County, FL seeking to compel the Company to hold an annual meeting of shareholders as soon as possible and seeking recovery of all costs and expenses, including reasonable attorney’s fees and expenses of experts in connection with the complaint. The Company intends to defend itself against the complaint.

Safe Harbor Statement

This notice contains certain “forward-looking statements” relating to the business of the Company and its subsidiaries. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the investigations and any other statements of non-historical information. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. These risks and uncertainties include the Company’s ability to complete additional procedures relating to its internal investigation and the completion and audit of its financial statements and financial information for the year ended December 31, 2011; the investigations by the U.S. Attorney’s Office for the District of New Hampshire and the Securities and Exchange Commission, and potential adverse outcomes associated with the investigations, including payments or fines the Company may be required to make, restrictions placed upon the Company and legal proceedings that may relate to these matters; the possibility that payments due to the Company under certain policies may be delayed; the amount of legal expenses for which the Company is reimbursed under its directors and officers insurance policy; the accuracy of actuarial assumptions underlying the Company’s models; the effect of policy premium payments on the Company’s liquidity; the Company’s continued ability to pay policy premiums; unanticipated accounting issues or audit issues regarding the financial data for the affected periods; inability of the Company or its independent registered public accounting firm to confirm relevant information or data; unanticipated issues that prevent or delay the Company’s independent registered public accounting firm from concluding the audit or that require additional efforts, procedures or review; the Company’s inability to design or improve internal controls to address identified issues; the impact upon operations of legal compliance matters or internal controls review; expenses associated with the foregoing, including costs of legal compliance matters or matters relating to the ongoing internal investigation; and the operation of the premium finance unit and its long-term compatibility with the Company’s business objectives. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this filing. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. For additional information and risk factors that could affect the Company, see its filings with the Securities and Exchange Commission. The information contained in this filing is made as of the date hereof, even if subsequently made available by the Company on its website or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Altschuler	561	995-4200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No**

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

**The investigations described under Part III above prevent the Company, at this time, from providing a reasonable estimate of its 2011 results of operations and comparing such estimate with previously reported 2010 results of operations for the purpose of stating whether there will be a significant change in the results of operations of the Company.

IMPERIAL HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 19, 2012	By:	/s/ Michael Altschuler
Michael Altschuler
General Counsel & Secretary